Filed Pursuant to Rule 253(g)(2)

File No. 024-11140

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 7 DATED MARCH 8, 2021

TO THE OFFERING CIRCULAR DATED DECEMBER 8, 2020

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated December 8, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 9, 2020 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

Controlled Subsidiary Investment – Vukota Villages of Woodmen, LP

On November 10, 2017, we acquired from National Commercial Real Estate Trust, LLC, a Delaware statutory trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our sponsor, ownership of Special Member Preferred Units (the “Vukota Woodmen Units”) of Vukota Villages of Woodmen, LP, a Colorado limited partnership (“Vukota Woodmen”), for the purchase price of $1,114,300, which was the initial stated value of the Vukota Woodmen Units plus current but unpaid return.  The initial proceeds from the Vukota Woodmen Units were used by Vukota Woodmen for the acquisition of a stabilized 183-unit apartment complex located at 1629 East Woodmen Road, Colorado Springs, CO 80920 (the “Vukota Woodmen Property”).  Details of the acquisition can be found here.

On March 2, 2021, the Vukota Woodmen redeemed the Vukota Woodmen Units, plus accrued preferred return, in full. Vukota Woodmen was able to pay down the outstanding principal balance and preferred return of the Vukota Woodmen Units through a refinance of the senior loan. All preferred return payments were paid in full during the investment term, and the investment yielded an annualized return on investment of approximately 12.0%.